UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A/A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act
PXRE Group Ltd.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Bermuda	98-0214719
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

PXRE House
110 Pitts Bay Road	P.O. Box HM 1282
Pembroke HM 08	Hamilton HM FX
Bermuda	Bermuda

(Address of principal executive offices)	(Mailing Address)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.	☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box	☐
Securities Act registration statement file number to which this form relates:
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which
to be so Registered	Each Class is to be Registered

Common Shares, par value $1.00 per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
None

(Title of Class)

     This amendment is being filed by the Registrant to register the common shares (which were the subject of the prior filing of this Form 8-A) on the exchange shown on the cover page of this amendment and to update the description of the common shares. Upon the effective time of the pending merger with Argonaut Group, Inc. (which is expected to occur prior to the opening of trading on August 7, 2007), PXRE Group Ltd.’s name will be changed to Argo Group International Holdings, Ltd., and the description of its common shares will be as described herein.
Item 1. Description of Registrant’s Securities to be Registered.
     Argo Group International Holdings, Ltd. (“Argo Group”) is incorporated as an exempted company limited by shares under the Companies Act 1981 of Bermuda. Accordingly, the rights of Argo Group shareholders are governed by Bermuda law and Argo Group’s memorandum of association and bye-laws. The following description of Argo Group’s common shares, par value $1.00 per share, summarizes certain provisions in Argo Group’s memorandum of association and bye-laws.
     The common shares are, when issued against payment therefor, fully paid and nonassessable. Holders of Argo Group’s common shares have no preemptive, redemption, conversion or sinking fund rights. The rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future.
     Liquidation Rights
     In the event of the liquidation, dissolution or winding-up of Argo Group, the holders of common shares are entitled to share equally and ratably in Argo Group’s assets, if any, remaining after the payment of all of Argo Group’s debts and liabilities and the liquidation preference of any outstanding preferred shares. Additional authorized but unissued common shares may be issued by Argo Group’s board of directors without the approval of the shareholders.
     Because Argo Group is a holding company, Argo Group’s rights, and the rights of holders of Argo Group’s securities, including the holders of common shares, to participate in the distribution of assets of any of Argo Group’s subsidiaries upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of that subsidiary’s creditors and preferred shareholders if any, except to the extent Argo Group may be a creditor with recognized claims against the subsidiary or a holder of preferred shares of the subsidiary.
     Voting Rights and Shareholder Meetings
     In general and except as provided under Argo Group’s bye-laws and as provided below, common shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder in Argo Group are treated as “controlled shares” (as determined pursuant to section 958 of the Code) of any U.S. person (that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by the issued shares of Argo Group, the voting rights with respect to the controlled shares owned by such U.S. person would be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in Argo Group’s bye-laws. The formula would be applied repeatedly until the voting power of all 9.5% U.S. shareholders has been reduced to less than 9.5%. In addition, the board of directors of Argo Group would be able to limit a shareholder’s voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. shareholder; and (ii) avoid certain material adverse tax, legal or regulatory consequences to Argo Group, any subsidiary of

Argo Group or any direct or indirect shareholder or its affiliates. “Controlled shares” include, among other things, all shares of Argo Group that such U.S. person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). The amount of any reduction of votes that would occur by operation of the above limitations would generally be reallocated proportionately among all other shareholders of Argo Group whose shares were not “controlled shares” of the 9.5% U.S. shareholder so long as such reallocation would not cause any person to become a 9.5% U.S. shareholder.
     Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.
     Argo Group is authorized to require any shareholder to provide information as to that shareholder’s beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of common shares attributable to any person. If any holder fails to respond to this request or submits incomplete or inaccurate information, Argo Group would, in its sole discretion, be able to eliminate the shareholder’s voting rights. A shareholder would be required to give notice within ten days of the date the shareholder acquires actual knowledge that it is the direct or indirect holder of controlled shares of 9.5% or more of the voting power of all Argo Group’s issued and outstanding shares. No shareholder would be liable to any other shareholder or to Argo Group for any losses or damages resulting from the shareholder’s failure to respond to, or submission of incomplete or inaccurate information in response to, a request from Argo Group for information as to the shareholder’s beneficial share ownership or from the shareholder’s failure to give the notice described in the previous sentence. All information provided by the shareholder would be treated by Argo Group as confidential information and would be used by Argo Group solely for the purpose of establishing whether any 9.5% U.S. shareholder exists (except as otherwise required by applicable law or regulation).
     If Argo Group is required or entitled to vote at an annual or special general meeting (or to act by unanimous written consent in lieu of a general meeting) of any directly held non-U.S. subsidiary, the Argo Group directors would refer the subject matter of the vote to the Argo Group shareholders and seek direction from such shareholders as to how the Argo Group directors should vote on the resolution proposed by the non-U.S. subsidiary.
     Argo Group’s bye-laws provide that the quorum required for a general meeting of shareholders is a majority of the outstanding shares entitled to vote at the meeting present in person or by proxy. In general, matters are determined by a simple majority of votes cast by Argo Group’s common shareholders, except as otherwise required by law or Argo Group’s bye-laws.
     Under the Companies Act 1981 of Bermuda, a company is required to convene at least one general shareholders’ meeting per calendar year referred to in the Act as the annual general meeting. Under Bermuda law and Argo Group’s bye-laws, general meetings of shareholders may either be annual or special. Under Bermuda law, special general meetings must be called upon the request of shareholders holding not less than 10% of the paid up share capital of the company carrying the right to vote at general meetings. Directors may also convene special general meetings as they deem necessary.
     Bermuda law requires that shareholders be given at least five days’ advance notice of a general meeting, although the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under Argo Group’s bye-laws, notice of annual general meetings and special general meetings must be made in writing at least 21 days before the meeting.

     Election or Removal of Directors
     Argo Group’s board of directors is currently divided into three classes and comprised of 13 directors. The number of directors of Argo Group shall not number less than three or more than 13 as may be determined by a simple majority of votes cast by Argo Group’s common shareholders. Under Bermuda law and Argo Group’s bye-laws, directors are elected at the annual general meeting to serve until their successors are elected or appointed, unless they are earlier removed or resign. The bye-laws do not intend to allow for cumulative voting in the election of directors and cumulative voting in the election of directors is expressly prohibited.
     The election of Argo Group’s Class I, II and III directors is determined by a simple majority of votes cast by Argo Group’s common shareholders, except as otherwise required by law. Argo Group’s shareholders do not have cumulative voting rights. Accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all Class I, II and III directors. The specific number of directors constituting the board of directors is determined from time to time by resolution of Argo Group’s shareholders at a general meeting. The number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three and if a fraction is also contained in such quotient, then if such fraction is one-third (1/3) the extra director shall be a member of Class III and if the fraction is two-thirds (2/3) one of the directors shall be a member of Class III and the other shall be a member of Class II. Each director shall serve for a term ending on the third Annual General Meeting following the annual meeting at which such director was elected; provided however, that the initial term of each Class and the classes to which the first slate of directors elected hereunder belong, shall be determined by a simple majority of the votes cast at the time of such initial election. The foregoing notwithstanding, each director shall serve until his successor shall have been duly elected and qualified, unless he shall resign, become disqualified, disabled or shall otherwise be removed.
     Under Bermuda law and Argo Group’s bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days’ notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election or appointment of another director in his or her place or, in the absence of any election, by the board of directors.
     Dividends
     The holders of common shares will receive such dividends, if any, as may be declared by Argo Group’s board of directors out of funds legally available for that purpose. Under Bermuda law, Argo Group may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) Argo Group is, or after the payment would be, unable to pay Argo Group’s liabilities as they fall due, or (ii) the realizable value of Argo Group’s assets after the payment or distribution would be less than the aggregate amount of Argo Group’s liabilities and Argo Group’s issued share capital and share premium accounts. All dividends unclaimed for a period of six years after having been declared will be forfeited and revert to Argo Group. Except as noted in this paragraph, there are no limitations under Bermuda law on the rights of non-resident or foreign shareholders to receive dividends.

     Transfer Of Shares
     Transfer of shares must be in writing. The instrument of transfer of a share may be in any form which Argo Group’s board of directors approves. The Argo Group directors may decline to register the transfer of any shares if they have reason to believe that such transfer may expose Argo Group, any subsidiary of Argo Group or any direct or indirect shareholder or its affiliates to non-de minimis adverse tax, legal or regulatory consequences in any jurisdiction. Similarly, Argo Group would be restricted from issuing or repurchasing shares if the Argo Group directors believe that such issuance or repurchase may result in a non-de minimis adverse tax, legal or regulatory consequence to Argo Group, any subsidiary of Argo Group or any direct or indirect shareholder or its affiliates.
     Modification Of Rights
     Argo Group’s bye-laws provide that, subject to Bermuda law and the limitation on controlled shares, the rights attached to any class of common shares may be modified by a resolution passed at a separate general meeting of the holders representing at least 66 2/3% of the votes cast of that class. For purposes of this meeting, two or more shareholders present in person or by proxy representing at least a majority of the issued and outstanding shares of that class and entitled to vote will be a quorum.
     Bermuda Monetary Authority Limitations on Ownership
     Any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of the common shares of Argo Group must notify the Bermuda Monetary Authority (“BMA”) in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to it that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.
     Finally, the BMA may at any time, by written notice, object to a person holding 10 percent or more of the common shares of Argo Group if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of common shares and direct, among other things, that voting rights attaching to such common shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offense.
     Taxation of Argo Group Shareholders
     Currently, there is no Bermuda income, corporate or profits tax, or withholding tax, capital gains tax, capital transfer tax, estate tax, inheritance tax or other tax payable in Bermuda by holders of the common shares, except insofar as such taxes apply to persons ordinarily resident in Bermuda. Bermuda and the United States have entered into a tax treaty, but it does not address withholding taxes.
Item 2. Exhibits.
     Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on the Nasdaq Global Select Market and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2007		PXRE Group Ltd.

(Registrant)

	By:	/s/ Robert P. Myron

	Name:	Robert P. Myron
	Title:	Executive Vice President, Chief Financial Officer and Treasurer